FILED VIA EDGAR	August 11, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant
James Giugliano
Raj Rajan
John Coleman

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp.
Form 20-F for the Year Ended December 31, 2013
filed March 31, 2014
File No. 333-139037

Reference is made to the annual report for the year ended December 31, 2013 on Form 20-F filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on March 31, 2014 (the “20-F Annual Report”), and the staff’s comments under cover of its letter dated June 30, 2014.

Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to our 20-F Annual Report (“Amendment No. 1”) which includes updated disclosure in response to staff’s comments. We have also included on page 5 of Amendment No. 1 an explanatory note relating to the amendments made in Amendment No. 1. For ease of reference, we have used herein the same numeric sequence to correspond with staff’s numbered comments in its June 30, 2014 letter.

In response to staff’s comments, please be advised as follows:

General Comment:

1.

We note that you include a cautionary note to United States investors regarding mineral resources. Additionally we note that you disclose estimates of indicated and inferred resources. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please revise your filing to remove the cautionary note and all estimates of mineral resources.

CORPORATE OFFICE
Suite 902, 357 Bay Street, Toronto ON, M5H 2T7 Canada

PHONE: 416 366-4227	E-MAIL: info@xtragold.com
FAX: 416 981-3055	WEB SITE: www.xtragold.com

With respect to our response to staff’s comment 1, we are mindful that only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. We have revised page 5 of Amendment No. 1 to remove the cautionary note to United States investors regarding mineral resources. We have revised pages 9, 16, 25, 33, 35, 66, 67, 71, 72, 74, 81 and 82 of Amendment No. 1 to remove all estimates of and references to mineral resources.

Comment:

2.

We note your references to Canadian National Instrument 43-101 throughout your filing. Please be advised that as a company incorporated in the British Virgin Islands disclosure in filings with the United States Securities and Exchange Commission should be in accordance to Industry Guide 7.

With respect to our response to staff’s comment 2, we are mindful that as a company whose incorporation has been continued in the British Virgin Islands, our disclosure in filings with the United States Securities and Exchange Commission should be in accordance with Industry Guide 7. We have amended our 20-F Annual Report to remove from pages 19, 22, 23, 27, 29, 31, 38, 67, 69 and 75 of Amendment No. 1 all references to Canadian National Instrument 43-101.

Controls and Procedures, page 109

A.	Disclosure Controls and Procedures, page 109

Comment:

3.

We note you have concluded that your disclosure controls and procedures are effective as of December 31, 2013. Please tell us how the deficiencies noted in our other comments affect your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2013. Please explain to us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective, or amend your Form 20-F to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

With respect to our response to staff’s comment 3, our management initially concluded that as of the end of the period covered by our 20-F Annual Report, our disclosure controls and procedures were effective. In response to staff’s comment, we have amended our 20-F Annual Report to disclose on pages 106 and 107 of Amendment No. 1 that, as a result, our management has subsequently determined that our disclosure controls and procedures were not effective as of December 31, 2013 as a result of our failure to present certain information in our 20-F Annual Report in conformity with the applicable rules and regulations of the United States Securities and Exchange Commission. Our management has adopted additional procedures to ensure future compliance with the disclosure requirements prescribed by the rules and regulations of the United States Securities and Exchange Commission. Accordingly, we believe that we have remediated the weaknesses in our disclosure controls and procedures which existed at December 31, 2013.

B.	Management’s Annual Report on Internal Controls over Financial Reporting, page 110

Comment:

4.

We note you assessed and concluded on the effectiveness of your internal control over financial reporting as of December 31, 2012. Please amend your filing to disclose your assessment and conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2013.

With respect to our response to staff’s comment 4, reference to the effectiveness of our internal control over financial reporting as of December 31, 2012 was a typographical error. We have amended our 20-F Annual Report to disclose on page 107 of Amendment No. 1 our assessment and conclusion on the effectiveness of our internal control over financial reporting as of December 31, 2013.

D.	Changes in Internal Control over Financial Reporting, page 110

Comment:

5.

We note your disclosure addresses changes in your internal control over financial reporting that occurred during the fiscal year ended December 31, 2012. Please revise to disclose any changes in your internal control over financial reporting that occurred during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

With respect to our response to staff’s comment 5, please be advised that reference to the disclosure addressing changes in our internal control over financing reporting during the fiscal year ended December 31, 2012 was a typographical error. We have amended our 20-F Annual Report to disclose on page 107 of Amendment No. 1 that there were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements Comment:

6.

We note you present only two years of audited financial statements. Please amend your filing to include comparative audited financial statements that cover the latest three fiscal years. Please refer to Item 8.A.2 and the Instructions to Item 8.A.2 of Form 20-F. In addition, please expand the Operating and Financial Review and Prospects section to include the discussions of your financial condition, changes in financial condition and results of operations for all the periods presented as required by Item 5 of Form 20-F.

With respect to our response to staff’s comment 6, we have referred to Item 8.A.2 and the Instructions to Item 8.A.2 of Form 20-F. We have amended our 20-F Annual Report to disclose on page 112 of Amendment No. 1 the inclusion of (a) comparative audited financial statements that cover the latest three fiscal years of December 31, 2013, 2012 and 2011; and (ii) the report of the independent registered public account firm covering these fiscal years. The amended audited financial statements and the report of the independent registered public account firm for the fiscal years ended December 31, 2013, 2012 and 2011 are located immediately after the signature page on page 114 of Amendment No. 1. We have amended our 20-F Annual Report on pages 79, 80 and 81 of Amendment No. 1 to expand the Operating and Financial Review and Prospects section to include the discussion of our financial condition, changes in financial condition and results of operations for all the periods presented as required by Item 5 of Form 20-F.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to our filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned by telephone at 416 366-4227, by facsimile at 416 981-3055 or by e-mail at info@xtragold.com.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/ Paul Zyla

Paul Zyla
PZ/rkm	President and Chief Executive Officer